FILTRONA

Filtrona plc

30 April 2007

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 March 2007, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Vicky Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

NOTIFICATION OF MAJOR INTERESTS IN SHARES
Holding(s) in Company

1. Identify of the issues or the underlying issuer of existing shares to which voting rights are attached:

   Filtrona plc

2. Reason for the notification:

   A disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Ameriprise Financial Inc and its group

4. Full name of shareholder(s) (if different from 3.):

Registered owner		
BNY (OCS) Nominees Ltd	A/c 219064	162,353
Littledown Nominees Ltd	A/c 10479	10,050
Littledown Nominees Ltd	A/c 2891	3,927,450
Littledown Nominees Ltd	A/c 2642	344,436
Littledown Nominees Ltd	A/c 10478	5,000
Littledown Nominees Ltd	A/c 7205	747,464
Littledown Nominees Ltd	A/c 21688	406,020
Littledown Nominees Ltd	A/c 7207	2,586,458
Littledown Nominees Ltd	A/c 10491	475,749
Littledown Nominees Ltd	A/c 10488	2,174,820

5. Date of the transaction and date on which the threshold is crossed or reached:

   02 April 2007

6. Date on which issuer notified:

   04 April 2007

7. Threshold(s) that is/are crossed or reached:

   Below 5%

8. Notified details

   ....

PAK/019

A: Voting rights attached to shares

Situation previous to the Triggering transaction

Class/type of share if possible using the ISIN CODE	Number of shares	Number of Voting Rights
Ordinary 25p shares (GB00B0744359)	12,840,896	12,840,896

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of Voting Rights	% of Voting Rights
	Direct	Indirect	Indirect
Ordinary 25p shares (GB00B0744359)		10,839,800	4.942%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
10,839,800	4.942%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

   Ameriprise Financial Inc., which controls the voting rights of
   Threadneedle Asset Management Holdings Limited, which controls the voting rights of
   THreadneedle Asset Management Limited, Threadneedle International Limited and Threadneedle Pensions Limited

Proxy Voting

10. Name of the proxy holder:

    ....

11. Number of voting rights proxy holder will cease to hold:

    ....

12. Date on which proxy holder will cease to hold voting rights:

    ....

13. Additional Information:

    ....

14. Contact name:

    Patricia Kingdon

15. Contact telephone number:

    01908 359100

16. Identity of the person or legal entity subject to the notification obligation

    Patricia Kingdon
    Deputy Company Secretary

File No: 82-34882
RECEIVED
2007 MAY -7 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 April 2007

Filtrona plc Acquisition

Filtrona plc ("Filtrona") today announces it has signed an agreement for the acquisition of the assets and business of Chicago, Illinois based Duraco Inc. ("Duraco") for a cash consideration of $61m, payable on completion. Completion of the transaction is conditional upon clearance from the US competition authorities which is expected within the next 30 days.

For the year ended 31 December 2006, Duraco profit before tax was $6.5m and gross assets were $10.7m. It is anticipated that the transaction will be immediately earnings accretive for Filtrona.

Duraco is a market leading manufacturer and supplier of self-adhesive foam products for protection and finishing applications in a broad array of served markets including point of purchase products and white goods.

Commenting on the acquisition, Chief Executive, Mark Harper said:-

"The acquisition of Duraco fits exactly with Filtrona's growth strategy of developing the Company through a combination of organic development and acquisitions. Duraco is an important addition to the Protection and Finishing Products activity which has already grown to become Filtrona's largest business. I would like to take this opportunity to welcome the employees of Duraco to the Filtrona team."

Enquiries:

Filtrona plc — Tel: 01908 359100
Mark Harper, Chief Executive
Steve Dryden, Finance Director

Finsbury — Tel: 020 7251 3801
James Leviton
Gordon Simpson

30 April 2007

Filtrona plc

AGM Trading Statement

Filtrona plc ('Filtrona') is holding its Annual General Meeting at 12 noon today:-

At the meeting, Jeff Harris, Chairman, will make the following statement to shareholders:

"In the first quarter of 2007, Filtrona has delivered an encouraging performance with the underlying organic growth rate ahead of last year. However, as expected, the adverse impact of currency translation, and particularly the movement of the US dollar, has reduced the Company's reported growth towards historical rates.

Plastic Technologies has continued to perform well. Protection and Finishing Products' momentum continues and Coated and Security Products has experienced some recovery in promotional tear tape volumes. The recovery at Globalpack has been sustained whilst the US Profile and Sheet business has encountered more challenging trading conditions.

The Company was particularly pleased to announce earlier this month the acquisition for $61m, subject to regulatory approval, of the Duraco business in Chicago which will be an important addition to the Protection and Finishing Products business.

Fibre Technologies' profit performance has been strong with good contributions from both the Cigarette Filters and Bonded Fibre Components businesses despite the weakness in cigarette filter volumes which has been as expected.

The previously announced restructuring programme within the Cigarette Filters business is progressing to plan. The closure of the Filters facility in Richmond, Virginia was communicated to employees at the end of March and production has now ceased. Production volumes have been transferred to the other North American facilities in Greensboro, North Carolina and Monterrey, Mexico where sustained operational improvement is driving performance. The Bonded Fibres business continues to benefit from both market share gains and new projects.

Filtrona is again delivering strong underlying organic performance and, with the Duraco acquisition expected to supplement that growth, the Board has confidence that Filtrona's financial performance will continue to progress well and in accordance with the Board's expectations."

Editor's Note:

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Enquiries:

Filtrona plc — Tel: 01908 359100
Mark Harper, Chief Executive
Steve Dryden, Finance Director

Finsbury — Tel: 020 7251 3801
James Leviton
Gordon Simpson

30 April 2007

Filtrona plc

Results of the Annual General Meeting

Filtrona plc (the 'Company') held its first Annual General Meeting of its shareholders today, Monday 28 April 2007 at 12 noon. The proxy voting figures received are shown below.

No. Resolution

1 To receive and adopt the Report of the Directors, the Accounts for the year ended 31 December 2006 and the Report of the Auditor thereon

Votes for/discretionary	139,525,929	99.76%
Votes against	339,252	0.24%
Total votes cast	139,865,181	100%
Votes withheld	205,690	
Poll	No	

2 To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2006

Votes for/discretionary	138,484,631	99.21%
Votes against	1,098,369	0.79%
Total votes cast	139,583,000	100%
Votes withheld	487,870	
Poll	No	

3 To declare a final dividend of 4.6p per share for the year ended 31 December 2006

Votes for/discretionary	139,868,079	100%
Votes against	1,000	–
Total votes cast	139,869,079	100%
Votes withheld	201,792	
Poll	No	

4 To re-elect Jeff Harris as a Director of the Company

Votes for/discretionary	139,858,209	99.99%
Votes against	8,613	0.01%
Total votes cast	139,866,822	100%
Votes withheld	204,049	
Poll	No	

5 To re-elect Adrian Auer as a Director of the Company

Votes for/discretionary	139,857,709	99.99%
Votes against	7,536	0.01%
Total votes cast	139,865,245	100%
Votes withheld	205,626	
Poll	No	

6 To re-appoint KPMG Audit Plc as auditors and to authorise the Directors to fix their remuneration

Votes for/discretionary	138,713,981	99.8%
Votes against	284,217	0.2%
Total votes cast	138,998,198	100%

Votes withheld	1,072,672	
Poll	No	

7 To authorise the Directors to allot relevant securities

Votes for/discretionary	139,410,548	99.67%
Votes against	455,026	0.33%
Total votes cast	139,865,574	100%
Votes withheld	205,297	
Poll	No	

8 To authorise the Directors to modify pre-emption rights

Votes for/discretionary	139,847,871	99.99%
Votes against	17,359	0.01%
Total votes cast	139,865,230	100%
Votes withheld	205,641	
Poll	No	

9 To authorise the Company to make market purchases of its own shares

Votes for/discretionary	139,854,350	99.99%
Votes against	11,966	0.01%
Total votes cast	139,866,316	100%
Votes withheld	204,555	
Poll	No	

Number of shareholders at meeting date:	4,530
Issued share capital at meeting date:	219,326,796 ordinary shares of 25p each
Number of votes per share:	1

All the Resolutions proposed at the Meeting as set out in the Notice of Meeting (a copy of which is available on our website at www.filtrona.com) were passed on a show of hands.

Two copies of the resolutions passed will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade, Canary Wharf, London E14 5HS

Name of contact and telephone number for queries – Patricia Kingdon
Telephone: 01908 359 100
E-mail: patriciakingdon@filtrona.com

Name and signature of authorised company official responsible for making this notification

Steve Dryden, Finance Director

END